UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
	April 19, 2005

via U.S. mail and fax: 819-627-4142

Michael Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Inc.
10 Gatineau Road
Temiscanigue, Quebec, Canada  J0Z 3R0

Re:  	Tembec Inc.
	Form 40-F filed on December 27, 2004
      File No. 333-06552

Dear Mr. Dumas:

      We have reviewed your filing and have the following comments.
Our review has been limited to the areas discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F filed December 27, 2005

General

1. We note the disclosure on your cover sheet indicating that your Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures within 90 days prior to filing your Form 40-F. Please be advised that this evaluation was required to have been performed as of the end of the period covered by the report. Refer to Instruction B(6)(b) to Form 40-F.

Note 1 - Significant Accounting Policies, page 66

	Translation of foreign currencies, page 68

2. Please support your decision to account for the translation of operations in the U.S. and France using the temporal method rather than the current rate method. Refer to CICA 1650.32. Also explain why the temporal method does not result in a Canadian-U.S. GAAP reconciling item. We would expect that for U.S. GAAP, local currencies would be the functional currencies.

Note 9 - Other Long-term Liabilities and Credits, page 74

3. We note that you adopted CICA 3110 in the first quarter of fiscal
2005 and recognized asset retirement obligations as liabilities at that time. Please explain to us why your fiscal 2004 Form 40-F does not reflect a U.S. GAAP reconciling item to comply with the requirements of FAS 143.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Sandy Eisen at 202-942-1805 or, in her absence, Jenifer Gallagher at 202-942-1923 if you have questions regarding these comments. Please send all correspondence to us at the following ZIP code: 20549-0405.

							Sincerely,


                              H. Roger Schwall

					Assistant Director

cc: 	S. Eisen
	J. Gallagher


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Tembec Inc.
April 19, 2005
page 3